SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2010

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
          The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Annual General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	Friday, March 12th, 2010 09:00 AM (Local time)

2. Place	SK Telecom Boramae Building, 58 Boramae-Gil, Gwanak-gu, Seoul, Korea

3. Agenda	1. Approval of Financial Statements for the 26th Fiscal Year

2. Amendment to Articles of Incorporation

3. Approval of Ceiling Amount of the Remuneration of Directors

4. Approval of the Appointment of Directors

4.1 Appointment of an Executive Director

4.2 Appointment of an Independent Non-Executive Director

4.3 Appointment of Members of the Audit Committee

4. Date of the resolution by the Board of Directors	February 11, 2010

- Attendance of external directors	Present 5 Absent 0

5. Other Noteworthy Matters	The Audit Committee is comprised entirely of independent non-executive directors, all three of whom were present for this meeting of the Board of directors.

Documents relating to the Annual Meeting of Shareholders
1.	Approval of Financial Statements.
(1)	Balance Sheet
As of December 31, 2009
As of December 31, 2008
(in thousands of Won)

Item	2009	2008
Current Assets	4,983,052,467	3,990,502,949
- Quick Assets	4,960,396,358	3,976,575,733
- Inventories	22,656,109	13,927,216
Fixed Assets	14,314,580,634	14,626,992,092
- Investment Assets	5,107,652,552	5,668,127,286
- Tangible Assets	5,196,521,237	4,698,214,026
- Intangible Assets	2,665,936,305	2,941,591,585
- Other non-current assets	1,344,470,539	1,319,059,195
Total Assets	19,297,633,101	18,617,495,041
Current Liability	3,294,633,098	3,412,490,049
Fixed Liability	4,761,549,871	4,475,998,133
Total Liability	8,056,182,969	7,888,488,182
Capital Stock	44,639,473	44,639,473
Capital Surplus	3,032,008,520	2,956,373,503
Retained Earnings	9,959,290,057	9,501,018,189
Capital Adjustments	(2,708,406,994)	(2,146,808,419)
Accumulated other comprehensive gains and losses	913,919,076	373,784,114
Total Capital	11,241,450,132	10,729,006,859
Total Capital and Liabilities	19,297,633,101	18,617,495,041

(2)	Statement of Profit and Loss
From January 1, 2009 to December 31, 2009
From January 1, 2008 to December 31, 2008
(in thousands of Won)

Item	2009	2008
Operating Revenue	12,101,184,389	11,674,662,258
Operating Expenses	9,921,847,187	9,614,765,938
1. Wages	429,400,984	380,732,213
2. Severance Allowances	31,504,679	33,375,115
3. Employee Benefits	58,874,212	62,749,501
4. Communication Expenses	57,746,138	64,291,791
5. Utility Expenses	114,494,971	109,964,066
6. Taxes & Dues	23,753,115	30,813,796
7. Rent	277,017,880	238,651,233
8. Commissions Paid	4,594,727,401	4,419,208,274
9. Depreciation	1,895,880,390	1,804,910,219
10. Maintenance & Repairs	160,570,810	154,220,777
11. Advertising	265,498,281	300,506,448
12. Training	27,733,838	40,879,329
13. Ordinary Development Expenses	233,468,864	221,501,460
14. Bad Debts	105,717,813	35,501,078
15. Leased Lines	332,823,664	391,150,170
16. Frequency Usage Fees	157,399,700	161,619,291
17. Network Interconnection	1,068,243,345	1,039,262,543
18. Cost of Goods Sold	35,979,057	59,430,583
19. Others	51,012,044	65,998,052
Operating Income	2,179,337,202	2,059,896,320
Non-operating Income	786,442,853	1,015,279,054
Non-operating Expenses	1,308,436,948	1,569,099,595
Income Before Income Taxes	1,657,343,108	1,506,075,778
Income Taxes	369,003,504	228,417,996
Net Income	1,288,339,603	1,277,657,782

(3)	Statement of Profit Surplus Appropriation / Statement of Deficiency Disposition (Draft)
From January 1, 2009 to December 31, 2009
From January 1, 2008 to December 31, 2008
(in thousands of Won)

Item	2009	2008
Retained Earnings Before Appropriations	1,069,237,234	1,205,981,212
1. Retained Earnings Carried Over from Previous Year	1,762,060	1,116,433
2. Changes in Retained Earnings from Equity Method Accounting	(56,042,953)	—
3. Retirement of Treasury Stocks	(92,476,473)	—
4. Interim Dividends	(72,345,003)	(72,793,003)
Common Stock Dividends (ratio):
Current Fiscal Year: ~~W~~1,000 (200%)
Previous Fiscal Year: ~~W~~1,000 (200%)
5. Current Net Income	1,288,339,603	1,277,657,782
Transfer from Voluntary Reserves	376,666,667	455,984,154
1. Reserve for Research and Manpower Development	376,666,667	200,000,000
2. Reserve for loss on disposal of treasury stock	—	255,984,154
3. Reserve for finance structure improvement	—	—
Appropriations of Retained Earnings	1,444,697,992	1,660,203,305
1. Dividend
(1) Cash Dividend	607,697,992	609,203,305
Common Stock Dividend (ratio):
Current Fiscal Year: ~~W~~8,400 (1,680%)
Previous Fiscal Year: ~~W~~8,400 (1,680%)
2. Reserve for Research and Manpower Development	363,000,000	—
3. Reserve for Business Expansion	474,000,000	701,000,000
4. Reserve for Technology Development	—	350,000,000
Retained Earnings to be Carried Forward to Next Year	1,205,909	1,762,060

2.	Amendment to Articles of Incorporation

The Proposed amendment is as follows:

Current	Amendments (Proposed)
Article 2 Objectives

 (Same as current)

‚ In order to achieve the above objectives, the Company carries on the following business

1. ~ 5. (Same as current)

6. chattel and/or real estate leasing business

7. ~12. (Same as current)

13. Any business or undertaking incidental or conducive to the attainment of the objects above

ƒ Omitted
Article 2 Objectives

 (Same as current)

‚ In order to achieve the above objectives, the Company carries on the following businesses

1. ~ 5. (Same as current)

6. Real estate business (development, management, leasing, etc.) and chattel leasing business

7. ~12. (Same as current)

13. Lifetime education and lifetime educational facilities management

14. Electric engineering business

15. Information and communication related engineering and construction business

16. Ubiquitous city construction and related service business

17. Any business or undertaking incidental or conducive to the attainment of the objects above

ƒ Omitted

<Newly Inserted>	Addendum (as of March 12, 2010) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 12, 2010
3.	Approval of Ceiling Amount of the Remuneration of Directors.
(1)	Number of directors; total amount and maximum authorized amount of compensation of directors

Classification	Fiscal year ended of 2009	Fiscal year ended 2010

Number of directors (Number of independent non-executive directors)	8 persons (5 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

4.	Approval of the Appointment of Directors
4.1	Candidate for Executive Director

Name	Term	Profile	Remarks

CHO, KI HAENG	3Years
•   Bachelor Degree in Business Administration, Korea University
•   Vice President, Head of Corporate Management, SK Corporation
•   Senior Vice President and CFO, SK Energy
•   President and COO, SK Networks
•   President, GMS business, SK Telecom (Current)
New Appointment
4.2	Candidate for Independent Non-Executive Director

Name	Term	Profile	Remarks

SHIM, DAL SUP	3Years
•   B.A. in Business Administration, Seoul National University
•   M.A in Financial Economics, Webster University, Geneva
•   Audit Officer, Korea Customs Service
•   Director General for Customs & Tariff, Ministry of Finance & Economy
•   Counselor for Finance & Economy, Korean Embassy in the United States
•   Auditor, Korea Credit Guarantee Fund
•   Senior Visiting Research Fellow, Institute for Global Economics
•   Auditor, Korea Technology Investment Corp. (Current)
Current Director

4.3	Candidates for Independent Non-Executive Directors who will be members of the Audit Committee

Name	Term	Profile	Remarks

SHIM, DAL SUP	3Years
•   B.A. in Business Administration, Seoul National University
•   M.A in Financial Economics, Webster University, Geneva
•   Audit Officer, Korea Customs Service
•   Director General for Customs & Tariff, Ministry of Finance & Economy
•   Counselor for Finance & Economy, Korean Embassy in the United States
•   Auditor, Korea Credit Guarantee Fund
•   Senior Visiting Research Fellow, Institute for Global Economics
•   Auditor, Korea Technology Investment Corp. (Current)
Current Director

CHUNG, JAY YOUNG	1Year
•   Bachelor, Sung Kyun Kwan University (Business Administration), Korea
•   Master of Commerce, School of Commerce, Waseda University
•   Doctor of Commerce, School of Commerce, Waseda University
•   Director, Korea-U.S. Enterprise Cooperation Foundation
•   Independent Non-Executive Director, POSCO
•   Vice-President, Sung Kyun Kwan University
•   Chairman, Asia-Pacific Economics Association
•   Chairman, The Korean-Japanese Economics & Management Association
•   Professor, Graduate School of Business Administration, Sung Kyun Kwan University (Current)
Current Director

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Name:	Tae Jin Park
	Title:	Senior Vice President

Date: February 17, 2010